October 3, 2006

Edward J. Quilty
President
Derma Sciences, Inc.
214 Carnegie Center, Suite 100
Princeton, NJ 08540

> **Re:** **Derma Sciences, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 26, 2006**
> **File No. 333-135028**

Dear Mr. Quilty:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 10

1. We note your response to prior comment 5. If true, please disclose in the prospectus that the affiliates of broker-dealers purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

2. We note your response to our prior comment 6 and that your table in your disclosure describes Michael N. Taglich as acquiring 194,312 shares, yet your selling shareholder table has Michael N. Taglich selling 715,312 shares. Please explain how Mr. Taglich is able to sell such additional shares and explain how he acquired such shares.

3.   Please clarify which selling shareholders received the $.72 warrants and which received the $1.00 warrants.

4.   Please ensure that you have fully disclosed your relationships with the selling shareholders. For example, we note the $362,307 payment mentioned in response 6.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brian Cascio at (202) 551-3676, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                Sincerely,

                                Russell Mancuso
                                Branch Chief

cc: Raymond C. Hedger, Jr.